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SEC FILE NUMBER
8-46802

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investment Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Guerrera	205-268-5553	darren.guerrera@concoursefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

420 20th Street North, Suite 1800	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investment Distributors, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA SIRLES SANDERS
Notary Public
Alabama State at Large

Signature: [signature]

Title:
Financial and Operations Principal

[signature]
Notary Public

My Commission Expires
May 22, 2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Investment Distributors, Inc.

**(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2021**

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index
December 31, 2021

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Investment Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Distributors, Inc. (the Company) as of December 31, 2021, the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2019.

Birmingham, Alabama
March 1, 2022

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents	$ 7,086,515
Commissions receivable	5,722,374
Prepaid expense	79,996
State income tax receivable	5,100
Deferred income taxes	21,358
Receivable from agents	455,863
Due from affiliates	4,546
Total assets	$ 13,375,752
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 5,722,374
Due to affiliates	455,863
Other payable	14,513
Total liabilities	6,192,750
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,649,000
Retained earnings	2,533,002
Total stockholder's equity	7,183,002
Total liabilities and stockholder's equity	$ 13,375,752

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Loss
Year Ended December 31, 2021

Revenues	
Commissions	$ 152,614,842
Other revenues	586,433
Total revenues	153,201,275
Expenses	
Commissions	152,614,842
Other expenses	589,637
Total expenses	153,204,479
Loss before income tax benefit	(3,204)
Income tax benefit	(749)
Net loss	$ (2,455)

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2021	1,000	$ 1,000	$4,649,000	$2,535,457	$ 7,185,457
Net loss	-	-	-	(2,455)	(2,455)
Balance at December 31, 2021	1,000	$ 1,000	$4,649,000	$2,533,002	$ 7,183,002

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities		
Net loss	$	(2,455)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred income taxes		(850)
Changes in assets and liabilities		
Commissions receivable		(1,087,251)
Prepaid expense		(79,996)
Income tax receivable		1,774
Receivable from agents		(359,684)
Due from affiliates		52,711
Commissions payable		1,087,251
Due to affiliates		359,684
Other payable		(8,310)
Net cash used in operating activities		(37,126)
Net decrease in cash and cash equivalents		(37,126)
Cash and cash equivalents		
Beginning of year		7,123,641
End of year	$	7,086,515
Supplemental disclosure of cash flow information		
Cash received for income taxes	$	1,673

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. The Company serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC"), MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), Great West Life & Annuity Insurance Company (a subsidiary of PLICO) (GWLA) and Great West Life & Annuity Insurance Company of New York (a subsidiary of PLICO) ("GWLANY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, GWLA, GWLANY, and ZALICO, modified guaranteed annuities issued by PLICO, PLAIC, and GWLA and variable universal life products issued by PLICO, MONY, GWLA, GWLANY, and ZALICO.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing demand deposit accounts and are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2021, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Revenue Recognition

Revenues are recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Refer to Note 4 for further discussion of the Company's policies with respect to the amount and timing of revenue recognition, significant judgments involved in the measurement and recognition of revenues, and revenues disaggregated by category.

Interest Income

Interest income is primarily generated through interest earned on an interest-bearing demand deposit account and was accounted for on the accrual method.

Commissions Receivable and Receivable from Agents
Commissions receivable and receivable from agents are comprised primarily of accrued commissions receivable and advances to the Company's representatives. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the ASC Fair Value Measurement and Disclosure Topic) as of December 31, 2021, due to their short-term nature. Commissions receivable and receivable from agents are classified as Level 2 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic. Commissions payable and due to affiliates are related payables accrued at the same time as commissions receivable and receivable from agents, respectively.

Prepaid Expense
Prepaid expense is comprised of amounts paid to a flex-funding account to cover registration fees for the following year.

Income Taxes
The results of operations of the Company are included in the consolidated federal tax return of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are settled via intercompany settlements periodically, per the tax sharing agreement.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. Accounting Pronouncements Recently Adopted

Accounting Standards Update ("ASU" or "Update") No. 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update remove certain exceptions to the general principles in Topic 740 related to intraperiod tax allocations, interim tax calculations, and outside basis differences. The amendments also clarify and amend guidance in certain other areas of Topic 740 in order to eliminate diversity in practice. The amendments in this Update are effective for public business entities in fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. This Update did not have a material impact on the Company's operations and financial results.

4. Revenues

Revenue from contracts with customers includes commission revenues. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the

contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following tables show revenues disaggregated by category:

Commissions	
Sales Based	$ 65,654,756
Trailing	86,960,086
Other revenues	586,433
Total revenues	**$ 153,201,275**

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgments involved in determining the timing and amount of revenues.

Commission Revenues

The Company earns commissions by acting as the pass through entity for commissions paid to broker dealers for the registered products issued by related parties and ZALICO. As a result, the commission revenues are equal to commission expense. The Company does not open or maintain customer accounts.

Commission revenues for the registered products may be received at the point of sale (sales-based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement by the related parties or ZALICO.

Sales based commission revenue is generally based on a percentage of the investment at the date of product placement, and is recognized on the trade date.

Trailing commissions, including renewal commissions, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully constrained until the amount is determinable due to the investor holding the policy or shares for a given period.

Other Revenues

Other revenues primarily include distribution fees earned from PLICO and PLAIC and investment income derived from interest income on the Company's interest-bearing demand deposit account.

5. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLICO coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

The Company recorded approximately $5.0 million of commission expense in 2021 paid to Concourse Financial Group Securities, Inc., formerly known as ProEquities, Inc., ("CFGS"), a subsidiary of PLC.

In accordance with amendments to distribution agreements with PLICO and PLAIC, the Company receives distribution fees for its services as underwriter of the insurance products. The Company recognized $0.6 million of related revenue in 2021 under these agreements, which are included in "Other revenues".

In accordance with an administrative services agreement, the Company receives management and administrative services from PLICO, including allocations for various overhead costs. The Company recognized $0.2 million of related expenses in 2021 under this agreement, which are included in "Other expenses".

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Loss), arise from these transactions as well as audit fees reimbursed to PLC.

The Company earned all of its commission revenues from affiliated life insurance companies, excluding $4.6 million of commissions from ZALICO, during the year ended December 31, 2021.

6. Income Taxes

The income tax (benefit) expense for the year ended December 31, 2021 was as follows:

Current		
State		100
Deferred		
Federal		(643)
State		(206)
	$	(749)

The actual income tax benefit for 2021 differed from the expected tax benefit as displayed below. Expected tax benefit was computed by multiplying the U.S. federal income tax rate of 21% to loss before provision for income tax benefit.

Computed expected tax benefit	$	(673)
Differences between expected and actual tax		
State tax, net of federal benefit		(84)
Non-deductible expenses		8
Total actual tax benefit	$	(749)

The following table shows the significant components of the net deferred income tax asset as of December 31, 2021:

Federal intercompany losses	$	688
State net operating losses		20,670
Net deferred income tax asset	$	21,358

In management's judgement, the gross deferred income tax asset as of December 31, 2021 will more likely than not be fully realized. The federal intercompany losses of $688 never expire. The state net operating losses of $20,670 begin to expire in 2034.

The Company concluded, based on its anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2021 was not required. The methodology for determining the realizability of deferred tax assets involves estimates of future taxable income. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the Company to provide a valuation allowance in future periods. Such allowance could be material to the Company's financial statements.

The state income tax receivable of $5,100 represents certain tax payments that occurred in prior periods that were in excess of the Company's tax liability. The Company has elected not to receive a refund, but to apply these amounts toward future tax liabilities.

As of December 31, 2021, the Company evaluated the need for the recognition of an uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2018.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had computed net capital of $0.9 million, which was $0.5 million in excess of its minimum required net capital of $0.4 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2021 was 6.97 to 1. As of and for the year ended December 31, 2021, the Company claimed an exemption from Rule 15c3-3 under Paragraph (k)(1). Customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

8. Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2021, the Company had no liabilities that were subordinated to the claims of general creditors.

9. Commitments and Contingencies

Civil jury or arbitration verdicts are sometimes returned against broker dealers, involving sales practices of representatives, alleged misconduct, and other matters. These lawsuits can award substantial judgments against these companies that may be disproportionate to the actual damages, including material amounts of punitive damages. Juries or arbitrators can have discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in these matters. The Company, like other brokers and dealers, in the ordinary course of business, may from time to time be involved in such matters. While the Company is not

aware of pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company, unforeseen matters can sometimes arise.

In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

10. Subsequent Events

The registration of a number of Associated Persons was moved from CFGS to the Company as of January 3, 2022. These persons have direct contact with customers in the conduct of the Company's securities sales, trading and investment banking activities, including the immediate supervisors of such persons. The Company will not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers as a result of this event. The Company will not carry accounts of or for customers as a result of this event.

The Company has evaluated events subsequent to December 31, 2021, and through the financial statement issuance date of March 1, 2022. The Company has not evaluated subsequent events after March 1, 2022 for presentation in these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Schedule I

Net Capital	
Total stockholder's equity	$ 7,183,002
Deductions and/or charges	
Nonallowable receivables and other assets	(6,294,046)
Net capital	$ 888,956
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 5,722,374
Due to affiliates	455,863
Other payable	19,322
Aggregate Indebtedness	$ 6,197,559
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $5,000	$ 413,172
Excess net capital (net capital, less net capital requirement)	$ 475,784
Ratio: Aggregate indebtedness to net capital	6.97 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2021 FOCUS Report filed on January 26, 2022.

See accompanying report of independent registered public accounting firm.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Customer Reserve Requirements, Computation for Determination of PAB Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2021 **Schedule II**

Exemption Under Section (k)(1) has been Claimed
The Company is not required to file the above schedule as it claims an exemption from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1), as customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investment Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Investment Distributors, Inc. (the Company) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2021 as noted on the accompanying Form SIPC-3. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of the Company and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 and in the related schedules and working papers, and noted no differences.

We were engaged by Investment Distributors, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year

ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Birmingham, Alabama
March 1, 2022

INVESTMENT DISTRIBUTORS, INC.

Schedule of Form SIPC-3 Revenues

Year ended December 31, 2021

		Amount
Business activities through which revenue was earned:		
Insurance commissions and fees	$	152,614,842
Money market interest income		11,433
Distribution fees		575,000
Total revenues	$	153,201,275

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investment Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Investment Distributors, Inc.'s Exemption Report (the Exemption Report), in which (1) Investment Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Birmingham, Alabama
March 1, 2022

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Exemption Report Under SEC Rule 17a-5

Investment Distributors, Inc.'s Exemption Report

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the year ended December 31, 2021 without exception.

I, Darren Guerrera swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

3/1/22

Signature Date

Financial Operations Principal

Title